Horwitz & Cron	Four Venture Plaza Suite 390 Irvine, California 92618
Telephone: 949. 450. 4942 Facsimile: 949. 453. 8774

~ Via Federal Express ~

May 12, 2005

United States Securities and Exchange Commission
Attn:  H. Christopher Owings, Assistant Director
       Office of Small Business
Mail Stop 0308
Washington, D.C. 20549

RE:   REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 12, 2005

Dear Mr. Owings:

This correspondence is in response to the comments delivered verbally via telephone by Mr. Phippen of your department on May 11, 2005 as directed to the Issuer, REED’S, INC., a Delaware corporation (the “Company”). We have underlined each of the Comments of the Commission for ease of reference and now respond as follows:

FORM SB-2

Comment 1.

The auditors’ opinion date must be updated to address the restatement issues contained in footnote 14.

Response:	We have spoken with our auditors, they have revised their opinion statement to update their opinion in accordance with professional standards, and the revised opinion statement is enclosed herewith.

Comment 2.

The recording of the loss on extinguishment of debt appearing in amendment 3 to the Company’s SB-2 filing needs to be reflected as a restatement since it was not included in the filing in amendment 4 of the SB-2.

Response:	We have modified footnote 14 to include a disclosure of the restatement necessitated by the recognition of the loss on extinguishment of debt. We have also indicated in the Company’s financial statements that a restatement has occurred in 2004. Specifically, we have inserted “(Restated)” in the 2004 columns in the statement of operations and the cash flows and in the statement of stockholders equity on the loss which reflects the net loss for 2004.

*   *   *   *   *

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 9, 2005 to SEC Comments
RE:   REED’S, INC., a Delaware corporation
 Registration Statement on Form SB-2A
 SEC File No.: 333-120451 ~ Amended Filing May 9, 2005

Enclosed herewith please find the Company’s revised Registration Statement - Amendment No. 5 on FORM SB-2 for your information, review, and comment. Should you have any questions or require additional information, please do not hesitate to contact our offices.

We thank you for your prompt attention.

Sincerely,
Horwitz & Cron
Lawrence W. Horwitz/sm

Enclosure {as indicated}

Cc: Client